[redacted]

SEC Mail Processing Section

FEB 27 2012

Washington, DC 125

UNI
SECURITIES AND
Washington, D.C. 20549

12013940

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW FIRST AVENUE, SUITE 150
(No. and Street)

PORTLAND (City) OREGON (State) 97201-5333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY F. PURPURA 503/225-9393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY F. PURPURA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
AMY E CALVIN
NOTARY PUBLIC-OREGON
COMMISSION NO. 441658
MY COMMISSION EXPIRES SEPTEMBER 21, 2013

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X(0) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY CAPITAL INVESTMENT CORPORATION

Annual Audited Report

December 31, 2011 and 2010

DUANE LIEBSWAGER, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, C.P.A., PC

NAME (If individual, state last, first, middle name)

70

ADDRESS

15405 SW 116TH AVENUE, SUITE 105
KING CITY, OR 97224

71 Number and Street	72 City	73 State	74 Zip Code

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
Liberty Capital Investment Corporation

We have audited the accompanying statements of financial condition of Liberty Capital Investment Corporation as of December 31, 2011 and 2010, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 44,454	$ 33,169
Receivables from broker dealers	70,353	83,447
Inventory positions at clearing Corporation	168,692	155,183
Deposits with clearing organizations	20,355	20,355
Furniture, equipment at cost - net of accumulated depreciation of $18,254 and $16,220	7,295	9,329
Prepaid expenses	26,164	41,204
TOTAL ASSETS	$337,313	$342,687

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Accounts payable and accrued liabilities	$ 76,176	$ 86,810
TOTAL LIABILITIES	76,176	86,810
STOCKHOLDER'S EQUITY		
Common stock, no par value 10,800 shares issued	30,962	18,634
Additional paid-in capital	10,116	10,116
Retained earnings	220,059	227,127
Total stockholder's equity	261,137	255,877
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$337,313	$342,687

See accompanying notes and accountants' audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2011 and 2010

	2011	2010
REVENUE		
Commissions	$395,507	$403,352
Sale of investment company shares	202,180	100,661
Dividends and interest	2,562	3,702
Fee income	173,626	133,295
Other	206,246	141,151
Total revenue	980,121	782,161
EXPENSES		
Employee compensation and taxes	761,337	606,047
Commissions and floor brokerage	57,841	58,112
Regulatory fees and assessments	3,038	3,004
Communications	5,357	5,419
Occupancy and equipment rents	48,101	41,744
Professional fees	23,142	18,402
Other expenses	76,445	55,730
Depreciation	2,035	2,183
Total expenses	977,296	790,641
NET INCOME, (LOSS) BEFORE INCOME TAXES	2,825	(8,480)
INCOME TAXES	(5,333)	1,592
NET INCOME (LOSS) BEFORE COMPREHENSIVE ITEMS:	(2,508)	(6,888)
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	5,740	63
NET INCOME (LOSS)	$ 3,232	($ 6,825)

See accompanying notes and accountants' audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2009	10,300	$18,634	$10,116	$233,952	$262,702
Net income (loss) for the year				(6,825)	(6,825)
Balance at December 31, 2010	10,300	18,634	10,116	227,127	255,877
Net income (loss) for the year				3,232	3,232
Stock issued	500	12,328			12,328
Dividends paid				(10,300)	(10,300)
Balance at December 31, 2011	10,800	$30,962	$10,116	$220,059	$261,137

See accompanying notes and accountants' audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$996,393	$748,212
Cash paid to employees and suppliers	(989,698)	(755,259)
Dividends received	2,562	3,702
Income taxes	(0)	(0)
Net cash provided by operating activities	9,257	(3,345)
Cash flows from investing activities:		
Dividends paid	(10,300)	0
Purchase of equipment	0	0
Net cash provided by investing activities	(10,300)	0
Cash flow from financing activities:		
Sale of stock	12,328	0
Net cash provided from financing Activities	12,328	0
Net increase in cash and cash equivalents	11,285	(3,345)
Cash and cash equivalents at beginning of year	33,169	36,514
Cash and cash equivalents at end of year	$ 44,454	$ 33,169

Reconciliation of net income to net cash provided by operating activities:

	2011	2010
Net income (loss)	$ 3,232	($ 6,825)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	2,035	2,183
Change in assets and liabilities:		
Receivables from brokers or dealers	13,094	(26,965)
Prepaid expenses, investments	1,530	(18,907)
Accounts payable	(10,634)	47,169
Total adjustments	6,025	3,480
Net cash used in operating activities	$ 9,257	($ 3,345)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Accounts receivable from brokers, dealers and clearing organization result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C - INVESTMENT SECURITIES

Marketable securities owned at December 31, 2011, consist of investment securities at quoted market values.

Readily marketable (allowable):	
Corporate stocks	$ 54,629
Stock and bond mutual funds	114,063
	$168,692

Fair Market Measurement at Reporting Date Using:

Description	2011	Quoted Prices In Active Markets For Identical Assets Level 1
Available-for-sale securities	$168,692	$168,692
Total	$168,692	$168,692

NOTE C - FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2011, fixed assets consist of:

Furniture and fixtures	$ 24,019
Leasehold improvements	1,530
Less accumulated depreciation	(18,254)
	$ 7,295

Depreciation expense was $2,035 and $2,183 for the years ended December 31, 2011 and 2010 respectively.

NOTE E - CAPITAL STOCK

Capital stock at December 31, 2011 consists of:

20,000 shares of no par value common stock authorized, 10,800 issued and outstanding.	$ 30,962

LIBERTY CAPITAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE F - INCOME TAXES

The components of the provision for corporate income tax are as follows:

	Current	Deferred	Total
Federal	$ 506	($ 4,052)	($ 3,546)
State	(0)	(1,787)	(1,787)
Total Provision	$ 506	($ 5,839)	($ 5,333)

Net deferred tax assets (liability) as of December 31, 2011, consist of the following:

	Assets	Liabilities	Total
Current:			
Federal	$ 4,864	$ 0	$ 4,864
State	1,596	0	1,596
	6,460	0	6,460
Noncurrent:			
Federal	0	896	896
State	0	394	394
	0	1,290	1,290
Total	$ 6,460	$ 1,390	$ 5,170

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $182,211, which was $199,059 in excess of its required net capital of $5,000. The Company's net capital ratio was .373 to 1.

NOTE H - RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2011, was $8,893.

NOTE I - STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

During 2011, the Company issued 500 shares of stock under an option for an employee/stockbroker.

NOTE J - LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. The agreement called for monthly payments of $3,476.25 for office space until July 1, 2008. The rent will be free for July and August 2008, increasing to $3,581.25 for September through June 2009. The rent for July and August 2009 will be free, increasing to $3,686.25 for September through June 2010. Rent for July and august 2010 will again be free, increasing to $3,789.75 for the remainder of the lease. Parking is at the current market rate, which is currently $164 per parking space. The agreement was extended another year with monthly rent at $3,703.13.

The future lease commitments are summarized as follows:

2012	$ 22,219
	$ 22,219

Total rent expense including parking for 2011 was $60,561.

NOTE K - CONCENTRATION OF CREDIT RISK

The Company has cash and money market fund deposits at financial institutions in excess of the federally insured limits. The amount at risk at December 31, 2011 is zero. The Company does business primarily in Portland, Oregon and surrounding metropolitan area.

NOTE L - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Liberty Capital Investment Corporation

We have audited the financial statements of Liberty Capital Investment Corporation for the year ended December 31, 2011 and 2010, and have issued our report dated February 9, 2012.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2011 and 2010

	2011	2010
Stockholders' equity from statement of financial condition	$261,137	$255,877
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	261,137	255,877
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(7,295)	(9,329)
Prepaid expenses & receivables	(26,164)	(41,304)
	227,678	205,344
Net Capital before haircuts		
Haircut on other securities	(23,541)	(23,133)
Net Capital	$204,137	$182,211
Computation of net capital requirement		
Minimum net capital required	$ 5,078	$ 5,788
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$199,059	$176,423
Excess net capital at 1000%	$196,519	$173,530
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 76,176	$ 86,810
Total aggregate indebtedness	$ 76,176	$ 86,810
Ratio: Aggregate indebtedness to net capital	.373 to 1.	.476 to 1.

LIBERTY CAPITAL INVESTMENT CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5
For Years Ended December 31, 2011 and 2010

	2011	2010
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$204,138	$178,722
Adjustments		
Effect on net income for adjustments		
Decrease in aggregate indebtedness	0	3,490
Rounding	(1)	(1)
Net capital at December 31, as adjusted	$204,137	$182,211
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 76,176	$ 90,299
Rounding	0	1
Decrease in aggregate indebtedness	0	(3,490)
Total aggregate indebtedness as of December 31, as adjusted	$ 76,176	$ 86,810

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors Liberty Capital Investment Corporation
1800 SW First Avenue, Suite 150
Portland, Oregon 97201-5333

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Liberty Capital Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Liberty Capital Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Liberty Capital Investment Corporation's management is responsible for the Liberty Capital Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,
2. Compared the amounts reported on the audited Form-X17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042051 FINRA DEC
LIBERTY CAPITAL INVESTMENT CORP 23*24
1800 SW 1ST AVE STE 150
PORTLAND OR 97201-5359

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gary Purpura 503-225-9393

2. A. General Assessment (item 2e from page 2) $ 2,137.71

B. Less payment made with SIPC-6 filed (exclude interest) (1,293.00)

07/24/2011
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 845.00

E. Interest computed on late payment (see Instruction E) for______days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 845.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 845.00

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

- none -

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Capital Investment Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Gary Purpura, President
(Title)

Dated the 1 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 11
and ending 12/31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 985,860
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	67,199
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	57,841
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	5,736
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	130,776
2d. SIPC Net Operating Revenues	$ 855,084
2e. General Assessment @ .0025	$ 2,138

(to page 1, line 2.A.)

Liberty Capital Investment Corp.
1800 SW 1st Avenue Ste. 150
Portland, OR 97201
503.225.9393

9611

Feb. 1 20 12

24-22/1230

PAY TO THE ORDER OF SIPC $ 845 00

eight hundred forty-five and 00/00 DOLLARS

US Bank
410 SW Harrison St.
Portland, OR 97201

FOR CRD#25706

⑆123000220⑆ 153605558151⑈9611

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
Liberty Capital Investment Corporation

We have audited the financial statements of Liberty Capital Investment Corporation for the year ended December 31, 2011 and 2010, and have issued our report thereon dated February 9, 2012. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Liberty Capital Investment Corporation may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2011 and 2010, financial statements and this report does not affect our report on these financial statements dated February 9, 2012.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2011, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and should not be used for any other purpose.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2012